Filed by Keyarch Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 001-41243

Subject Company: Keyarch Acquisition Corp.
Zooz Power Ltd.

ZOOZ Power Ltd.

(The “Company”)

Date: February 19, 2024

To:	To:
Israel Securities Authority	Tel Aviv Stock Exchange Ltd
www.isa.gov.il	www.tase.co.il

Dear Sir/Madam,

Re:	First site in the UK, established in collaboration with Osprey, one of the leading Charge-Point Operators (CPO) in the UK market

1.	Following the immediate report dated November 26, 2023 (reference: 2023-01-106612) (the “Previous Report”), in which a first order for the ZOOZTER™-100 system in the UK market was reported, the Company is pleased to update that it has completed the establishment of the first site in the UK market (the “Site”), where ultra-fast charging is enabled by the ZOOZTER™-100.

2.	The Site was established in collaboration with Osprey Charging (“Osprey”), known in the British market as one of the top three leading CPOs.. Osprey operates a network of over 1,000 fast and ultra-fast chargers across the British island. In 2023, for the fourth consecutive year (by ZAPMAP1), it was recognized as “ EV Driver Recommended Network” and also won awards from several other forums[2] in the British market, which defined it as “Chargepoint Network of the Year” in the British market. For more details about Osprey - https://ospreycharging.co.uk.

3.	This is, for the Company, a first strategic move in the British market, and the company aims to leverage the Site to expand the collaboration with Osprey for the establishment and upgrading of fast charging sites operated by Osprey. In addition, the Site will be used for demonstrations to additional customers and for the promotion of the Company’s product as a solution for additional charging sites in the British market.

[1]	Leading service in England for locating electric vehicle charging points.
[2]	Transport & Energy Community, and Electric Vehicle Innovation & Excellence (EVIE)

4.	A first demonstration, in collaboration with Osprey, for a company operating a large electric vehicle fleet in the British market, was successfully carried out last week during the commissioning tests carried out on the Site.

5.	The UK market is one of the world’s most advanced in the rapid transition to electric vehicles and the establishment of ultra-fast public charging infrastructure, and therefore has been identified by the Company as a strategic and important market for the penetration and commercialization of the ZOOZTER™-100. In light of this, the Company regards the establishment of this Site, the first site in the British market, where ultra-fast charging is enabled by the Company’s product, as an important milestone with significant potential, both as a first penetration into the UK market and in light of the fact that this step is taken in collaboration with Osprey, one of the top-3 CPOs in this market.

6.	As stated in the Previous Report, the ZOOZTER™-100 system was ordered by Osprey, in order to evaluate the Company’s technology during the first six months of the Site’s operation (the “Trial Period”). Upon completion of the Trial Period, the purchase of the ZOOZTER™-100 will be concluded, under terms agreed upon by the parties.

7.	The Site chosen for evaluating the Company’s technology is a charging station that has been operated for several years by Osprey, and which until recently included two fast chargers (75 kW). In order to improve the service to Osprey’s customer network, Osprey desired to upgrade the site to provide ultra-fast charging services. However, the power limitations of the electric grid at the site did not allow such upgrade to the site. A grid upgrade at the site involved many difficulties and was expected to be delayed for a long time. The installation of the ZOOZTER™-100 system at the site, within only two months from the order date, allowed upgrading the site with two ultra-fast chargers (150 kW) and demonstrated the potential of the Company’s solution to accelerate the deployment of ultra-fast chargers.

8.	The Company and Osprey completed the establishment and testing of the site, and its commercial operation is expected to begin in March 2024.

Sincerely,

ZOOZ Power Ltd.

Signed By: Boaz Weizer, CEO

Forward-looking information: All the estimates detailed above regarding the success of the Trial Period, the success of the collaboration with Osprey, and additional engagements that will follow the order are estimates, predictions, and forecasts that constitutes “Forward-looking Information” as defined in the Securities Law, 5728-1968, based on the Company’s assessments regarding future developments and events which the timing of occurrence, if at all, is not certain and is not under the control of the Company. These estimates may not materialize, in whole or in part, or may materialize differently than estimated, due to various factors, including the materialization of any of the risk factors detailed in section 1.3.36 of Part A of the Company’s periodic report for 2022 published on March 5, 2023 (reference: 2023-01-023766).

Important Information and Where to Find It

In connection with a previously announced proposed business combination of the Company (“ZOOZ”) with Keyarch Acquisition Corporation (“Keyarch”), ZOOZ intends to file with the United States Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4, which will include a proxy statement of Keyarch that constitutes a prospectus for ZOOZ securities and a proxy statement for Keyarch’s shareholders (the “Registration Statement”). The Registration Statement has not been filed with or declared effective by the SEC. Promptly after the Registration Statement is declared effective by the SEC, Keyarch will mail the definitive proxy statement and a proxy card contained therein to its shareholders. Investors and securityholders of Keyarch and other interested persons are advised to read, when available, the Registration Statement, including preliminary proxy statement to be filed with the SEC, and amendments thereto, and the definitive proxy statement in connection with Keyarch’s solicitation of proxies for the extraordinary general meeting to be held to approve the Business Combination Agreement and the Business Combination (collectively, the “Transactions”) and other documents filed in connection with the proposed Transactions because these documents will contain important information about ZOOZ, Keyarch, the Business Combination Agreement and the Transactions. The definitive proxy statement will be mailed to shareholders of Keyarch as of a record date to be established in the future for voting on the Business Combination Agreement and the Transactions. The Registration Statement, including the definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the Transactions (when they become available), and any other documents filed by Keyarch with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by writing to Keyarch at: 275 Madison Avenue, 39th Floor, New York, New York 10016. This Release does not contain all the information that should be considered concerning the proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Transactions. This Release is not a substitute for any registration statement or for any other document that ZOOZ or Keyarch may file with the SEC in connection with the proposed Transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE ISRAELI SECURITIES AUTHORITY (“ISA”), OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

ZOOZ, Keyarch, and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from the holders of Keyarch securities in respect of the proposed Transactions. Information regarding Keyarch’s directors and executive officers and their ownership of Keyarch’s securities is set forth in Keyarch’s filings with the SEC, including Keyarch’s definitive proxy statement, dated December 28, 2023. Additional information regarding the interests of the participants in the proxy solicitation will be included in the Registration Statement when it becomes available. These documents can be obtained free of charge from the sources indicated above.

No Solicitation or Offer

This communication and Release shall not constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities pursuant to the proposed Transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This Release contains, and certain oral statements made by representatives of Keyarch and ZOOZ and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Keyarch’s and ZOOZ’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Keyarch’s and ZOOZ’s expectations with respect to future performance and anticipated financial impacts of the Transactions, the satisfaction of the closing conditions to the Transactions and the timing of the completion of the Transactions. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Keyarch or ZOOZ and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the inability of the parties to successfully or timely consummate the Transactions, including the risk that any required regulatory or other approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company following the Transactions (the “Company”) or the expected benefits of the Transactions, if not obtained; (ii) the failure to realize the anticipated benefits of the Transactions; (iii) the ability of Keyarch prior to the Transactions, and the Company following the Transactions, to maintain or list, as applicable, the Company’s shares on Nasdaq and TASE, including the ability to meet stock exchange listing standards following the consummation of the proposed Transaction; (iv) costs related to the Transactions; (v) the failure to satisfy the conditions to the consummation of the Transactions, including the approval of the Business Combination Agreement by the shareholders of Keyarch and ZOOZ, and the satisfaction of the minimum cash requirement of the Business Combination Agreement following any redemptions by Keyarch’s public shareholders; (vi) the risk that the Transactions may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; (vii) the outcome of any legal proceedings that may be instituted against Keyarch or ZOOZ related to the Transactions; (viii) the attraction and retention of qualified directors, officers, employees and key personnel of Keyarch and ZOOZ prior to the Transactions, and the Company following the Transactions (ix) the ability of ZOOZ prior to the Transactions, and the Company following the Transactions, to maintain relationships with its suppliers and customers and the effect of the Transactions on its operating results and businesses in general; (x) the ability of the Company to compete effectively in a highly competitive market; (xi) the ability to protect and enhance ZOOZ’s corporate reputation and brand; (xii) the impact from future regulatory, judicial, and legislative changes to ZOOZ’s or the Company’s industry; (xiiii) competition from larger technology companies that have greater resources, technology, relationships and/or expertise; (xiv) future financial performance of the Company following the Transactions, including the ability of future revenues to meet projected annual revenues; (xv) the ability of the Company to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; (xvi) the ability of the Company to generate sufficient revenue from each of its revenue streams; (xvii) the ability of the Company’s patents and patent applications to protect the Company’s core technologies from competitors; (xviii) the Company’s ability to manage its marketing relationships and realize projected revenues from customers; (xix) the Company’s ability to meet its product and/or service sales targets; (xx) the Company’s ability to execute its business plans and strategy; (xxi) the occurrence of a material adverse change with respect to the financial position, performance, operations or prospects of Keyarch or ZOOZ; (xxii) the disruption of ZOOZ’s management’s time from ongoing business operations due to the announcement and consummation of the proposed Transactions; (xxiii) announcements relating to the Transactions having an adverse effect on the market price of Keyarch’s securities and/or ZOOZ’s securities; (xxiv) risks associated with ZOOZ being an Israeli company located in Israel and the effect of any judicial reforms, security and terrorist activity in or affecting Israel; (xxv) the lack of a third party valuation in determining whether or not to pursue the proposed Transactions; (xxvi) limited liquidity and trading of Keyarch’s and/or ZOOZ’s securities; (xxvii) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for ZOOZ and/or Keyarch; and (xxviii) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC, the TASE or the ISA by Keyarch or ZOOZ. Keyarch or ZOOZ caution that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Forward-looking statements relate only to the date they are made, and readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Keyarch and ZOOZ undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made whether as a result of new information, future events or otherwise, subject to applicable law.

Readers are referred to the most recent reports filed with the SEC by Keyarch and as applicable ZOOZ. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and neither Keyarch nor ZOOZ undertakes any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Nothing in this Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

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